

AQUARIUS
PLATINUM LIMITED

82-5097


02002865

FACSIMILE TRANSMISSION

Date:	1 February 2002	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Melissa Sturgess	
Number of Pages:	38	(Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**	

SUPPL

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097



AQUARIUS
PLATINUM LIMITED

1 February 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP84	4 December 2001	ASX & LSE	Announcement	AGM 3 December 2001 - Results
AQP85	10 December 2001	ASX & LSE	Announcement	Appendix 3B – Issue of New Securities
AQP86	7 January 2002	ASX & LSE	Announcement	Appendix 3X – Initial Directors Interest Notice
AQP87	8 January 2002	ASX & LSE	Announcement	Debt Financing & South African Assets Restructuring Arrangements of AQP Group of Companies
AQP88	30 January 2002	ASX & LSE	Announcement	Activities Report – Quarter ended 31 December 2001

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED



MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com


Australian Stock Exchange
AQP000088

82-5097



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	30 January 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	9	(Including this cover page)
Re:	**Activities Report – Quarter ending 31 December 2001**	

Dear Sir/Madam

Please find attached Quarterly Report for the period ended 31 December 2001 for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2001

HIGHLIGHTS

Operational

- Record PGM production at Kroondal at 56,158 oz for the quarter
- Cash costs of US$128/oz achieved this quarter, amongst the lowest in the industry
- Earthworks commenced at Marikana Project, with final design and planning of the project on track for production and plant commissioning to commence in late 2002

Exploration

- Infill drilling program completed at Everest South; preparations being made for Bulk Sampling Program to commence in third quarter

Corporate

- Restructuring and refinancing of the company's South Africa assets is progressing according to plan


Kroondal Platinum Mine
PGM Production in Ounces
60,000
50,000
40,000
30,000
20,000
10,000
0
Sept '00
Dec '00
Mar '01
Jun '01
Sept '01
Dec '01
Quarter Ended
PGM production

82-5097



AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2001

Aquarius Platinum Limited (ASX: AQP.AX; LSE-AIM: AQP.L) reported excellent operational performance for the quarter ended 31 December 2001, with good progress being made on both the Marikana and Everest South projects. Aquarius CEO, Stuart Murray said that, "Kroondal – the company's primary operating division - once again achieved record Platinum Group Metals (PGM) production and is on track in its ramp up to achieving an annual production of 240,000 oz PGMs in the 2002 calendar year.

"Following completion of the mining plan for the Marikana project, construction of the mine commenced during the quarter. This 155,000 oz PGM project is on track for production and plant commissioning in late 2002.

"Exploration at the Everest South project is continuing with the drilling program having been completed during the quarter. Permitting issues are being addressed.

"Good progress has been made on the restructuring and refinancing of the South African assets in the best interests of the company. Aquarius has been fortunate in enjoying the continued support of its strategic alliance partner, Implats, in both the timing and in arriving at the optimum structure."

KROONDAL PLATINUM MINES LIMITED (95% AQUARIUS)

PGM production increased by 4.6% to 56,158 oz from 53,668 oz for the quarter. This was in the context of an average achieved basket price of PGMs of US$451/oz, resulting in sales revenue of US$26.9 million (ZAR274 million) at a gross cash margin of some 68%.

Mining operations performed well during the quarter with total run of mine (ROM) tons of 715,000 produced at an improved average grade of 3.15 g/t. Of this, 623,000 tons was from underground operations and 92,000 tons from open-pit operations.

Metallurgical production from the plant increased steadily during the quarter, despite a two-day precautionary work stoppage to investigate possible damage to the ball mill and a two-day power outage from the power supply utility. The ball mill inspection indicated a minor leak between the trunnion liner and the mill end, and repairs were effected without incident. As a result of the four-day loss in production, however, a 40,000 tons stockpile was built up during the quarter and will be treated during the current quarter.

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2001

Quarter ended	PGM production (oz)				
	Pt	Pd	Rh	Au	Total PGMs
Dec 01	34,337	15,736	5,750	335	56,158
Sept 01	32,422	15,351	5,571	324	53,668
June 01	23,821	11,177	4,021	263	39,280
March 01	22,701	10,993	3,957	307	37,956
Dec 00	20,544	9,895	3,574	307	34,320
Sept 00	20,987	10,208	3,796	221	35,214

Cash costs were well maintained at ZAR1303/oz. Cash costs in US dollar terms decreased by 14% to a creditable US$128/oz reflecting the significant devaluation of the Rand during the period.

Capital expenditure during the quarter amounted to US$3.4 million incurred on the Kroondal expansion.

Safety statistics reflect an improving trend with a Lost Time Injury Frequency Rate of 12.23 per million man-hours at the end of the quarter (15.04 the previous quarter).

MARIKANA (74.5% AQUARIUS)

Good progress was made with the Marikana project during the quarter.

Earthworks relating to the provision of access roads to the site, tailings dam and preparation of the plant area for construction commenced in November 2001. Civil contractors will establish on site by the end of January 2002, with construction continuing throughout the year.

The Whittle Mining Study to optimize mine cash flows taking into account grades, recoveries and stripping ratios, was completed during the quarter. The optimal mining fleet capital proposed by the preferred mining contractor is being reviewed in the light

82-5097



of the devaluation of the Rand. The mining contract is scheduled to be in place by February 2002, enabling mining to commence in mid-2002.

The final plant position has been established and a final review of plant design is underway. All major process equipment, including the crusher, screens, mills, flotation and thickener equipment, has been procured and is on schedule for delivery. Concentrator commissioning is planned for calendar year-end 2002, with the mine expected to produce its first concentrate from January 2003.

Capital costs are under review in light of the depreciating Rand and whilst likely to rise in Rand terms, costs are expected to remain favourable in US$ terms. A total of ZAR123 million (US$12 million) has been expensed to 31 December 2001. Capital expenditure during the quarter amounted to US$0.7million.

This project, which will produce 155,000 oz PGMs per annum over its 15-year life of mine, is on track for the delivery of first concentrate to Implats in January 2003.

Ground works completed to date can be viewed on the Aquarius website - www.aquariusplatinum.com

EVEREST SOUTH PROJECT (74.5% AQUARIUS)

The drilling program forming part of the US$2 million feasibility study at this +5 million PGM oz Eastern Bushveld Complex resource was completed during the quarter. A hydrogeological study and an Environmental Impact Assessment for the Bulk Sample Program are underway. The Bulk Sample is scheduled to be taken in the third quarter of 2002.

FINANCIAL

US$4 million was incurred in development expenses during the quarter, while US$9.3 million was incurred in production costs relating to Kroondal. A further US$0.1 million was taken up by exploration and evaluation costs, while administrative costs for the Group amounted to US$0.5 million.

During the quarter, ZAR131 million of pipeline finance was drawn down as a precaution in the event that the then ongoing refinancing negotiations with Investec

82-5097


AQUARIUS
PLATINUM LIMITED

Bank were not successful. This drawdown which is reflected in the Group's present cash balances will be repaid in the next quarter. Cash balances at the end of December were US$8.1 million for Aquarius, US$0.9 million for AQPSA and US$21.5 million for Kroondal.

AS ANNOUNCED ON 8TH JANUARY 2002

Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

Aquarius Platinum Limited (AQP or Co) has entered into agreements with Investec Bank Limited (IBL) and Impala Platinum Holdings Limited (Implats) to extend the Implats guaranteed ZAR555 million facility (ZAR504 million plus interest accrued through calendar 2001) that Aquarius Platinum (South Africa) (Proprietary) Ltd (AQPSA) was required to settle with IBL at 31 December 2001.

The extension, for a period of two months, has been agreed to by the parties to allow the Group to complete a re-financing and a re-structuring arrangement for the company's South African based assets. Key features of the re-financing arrangements will be the provision of a four-year term facility financing package by Investec Bank Limited to AQPSA that will allow for inter alia:

i) a partial repayment of the above mentioned facility

ii) the repayment of the ZAR 124.8 million working capital loan granted by Implats to AQPSA in February 2001, and

iii) a standby facility for AQPSA to complete the Marikana project in the unlikely event of an overrun of the project capital or a significant deterioration of current Rand prices received for the Kroondal production.

82-5097


AQUARIUS
PLATINUM LIMITED

Key features of the re-structuring arrangements and negotiations with Implats are:

i) bringing the Kroondal mine assets and strong cashflows into AQPSA

ii) the creation of a unitary management structure for all of AQP's South Africa operations and projects

ii) the guarantee by Implats of some of the ZAR555 million Investec facility, and

iv) the conversion of the debt guaranteed by Implats into equity in AQPSA.

The re-structuring arrangements are subject to certain SA regulatory approvals which are anticipated to be granted during the two month extension period. Shareholders will be kept informed of future developments.

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2001

GLOSSARY

UG2 Reef	A PGE bearing chromitite layer within the Critical Zone of the Bushveld Complex
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
Implats	Impala Platinum Holdings Limited
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
K1	Expansion of the existing KPM plant and infrastructure to increase production by 50%.
KPM	Kroondal Platinum Mines Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGMs	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.

82-5097


AQUARIUS
PLATINUM LIMITED

QUARTERLY REPORT 31 DECEMBER 2001

Further information please contact:

In Australia:
Melissa Sturgess Smith
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Ltd
+27 11 455 2050

Charmane Russell
Russell & Associates
+27 11 880 3824
+27 82 372 5816

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary


Australian Stock Exchange
AQP000087

82-5097



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	8 January 2002
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	(Including this cover page)
Re:	**ANNOUNCEMENT:**
	Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com



82-5097

AQUARIUS

PLATINUM LIMITED

ANNOUNCEMENT

Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

Aquarius Platinum Limited (AQP) has entered into agreements with Investec Bank Limited (IBL) and Impala Platinum Holdings Limited (Implats) to extend the Implats guaranteed ZAR504 million facility that Aquarius Platinum (South Africa) Pty Ltd (AQPSA) was required to settle with IBL on 31 December 2001.

The extension, for a period of two months, has been agreed to by the parties to allow AQP to complete a re-financing and a re-structuring arrangement of its South African based assets. Key features of the re-financing arrangements will be the provision of a new ZAR390 million 4 year term facility financing package by Investec Bank Limited to AQPSA that will allow for inter alia:

i) a partial repayment of the ZAR504 million facility
ii) the repayment of the ZAR124.8 million working capital loan granted by Implats to AQPSA in February 2001 and
iii) a standby facility for AQPSA to complete the Marikana project in the unlikely event of an overrun of the project capital or a significant deterioration of current Rand prices received for the Kroondal production.

The restructuring plan being discussed with Implats also includes:

i) bringing the Kroondal mine assets and strong cashflows into AQPSA
ii) the creation of a unitary management structure for all of AQP's South Africa operations and projects
iii) the guarantee by Implats of some of the new ZAR390 million Investec facility and
iv) the conversion of some of the ZAR504 million debt guaranteed by Implats into equity in AQPSA.

The re-structuring arrangements are subject to certain SA regulatory approvals which are anticipated to be granted during the two month extension period. Shareholders will be kept informed of future developments.



82-5097

AQUARIUS
PLATINUM LIMITED

ANNOUNCEMENT

Further information please contact:

In Australia:
Ed Nealon
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050 (after 14th Jan)

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

WILLI BOEHM
Company Secretary

8 January 2002

 82-5097

AQUARIUS
PLATINUM LIMITED

ANNOUNCEMENT

Debt Financing and South African Assets Restructuring Arrangements of AQP Group of Companies

Aquarius Platinum Limited (AQP) has entered into agreements with Investec Bank Limited (IBL) and Impala Platinum Holdings Limited (Implats) to extend the Implats guaranteed ZAR504 million facility that Aquarius Platinum (South Africa) Pty Ltd (AQPSA) was required to settle with IBL on 31 December 2001.

The extension, for a period of two months, has been agreed to by the parties to allow AQP to complete a re-financing and a re-structuring arrangement of its South African based assets. Key features of the re-financing arrangements will be the provision of a new ZAR390 million 4 year term facility financing package by Investec Bank Limited to AQPSA that will allow for inter alia:

i) a partial repayment of the ZAR504 million facility
ii) the repayment of the ZAR124.8 million working capital loan granted by Implats to AQPSA in February 2001 and
iii) a standby facility for AQPSA to complete the Marikana project in the unlikely event of an overrun of the project capital or a significant deterioration of current Rand prices received for the Kroondal production.

The restructuring plan being discussed with Implats also includes:

i) bringing the Kroondal mine assets and strong cashflows into AQPSA
ii) the creation of a unitary management structure for all of AQP's South Africa operations and projects
iii) the guarantee by Implats of some of the new ZAR390 million Investec facility and
iv) the conversion of some of the ZAR504 million debt guaranteed by Implats into equity in AQPSA.

The re-structuring arrangements are subject to certain SA regulatory approvals which are anticipated to be granted during the two month extension period. Shareholders will be kept informed of future developments.



82-5097

AQUARIUS
PLATINUM LIMITED

ANNOUNCEMENT

Further information please contact:

In Australia:
Ed Nealon
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050 (after 14th Jan)

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

WILLI BOEHM
Company Secretary

8 January 2002



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED


Australian Stock Exchange
AQP000086

FACSIMILE TRANSMISSION

Date:	7 January 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	13	(Including this cover page)
Re:	**Appendix 3X – Initial Director's Interest Notice**	

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward F G Nealon
Date of appointment	21 July 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
750,000 unlisted shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Craig R Munro
Date of appointment	19 February 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart A Murray
Date of appointment	21 May 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
625,000 unlisted options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas T Sibley
Date of appointment	26 October 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
723,459 shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James H Slade
Date of appointment	14 January 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
350,000 shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine E Markus
Date of appointment	15 December 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

+ See chapter 19 for defined terms.

82-5097

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

82-5097



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED


Australian Stock Exchange
AQP000085

FACSIMILE TRANSMISSION

Date:	10 December 2001
To:	Manager Announcements
Company:	Australian Stock Exchange Limited
Fax:	1300 300 021
From:	Willi Boehm
Number of Pages:	6 (Including this cover page)
Re:	**Appendix 3B – New Issue Announcement**

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Aquarius Platinum Limited

ACN, ARBN or ARSN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(i) Fully paid shares in Aquarius Platinum Limited ("shares") issued upon exercise of options. (ii) Share issued pursuant to the Aquarius Platinum Limited Share Plan ("Share Plan"). (iii) Options granted pursuant to the Aquarius Platinum Limited Option Plan ("Option Plan").
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(i) 15,000 Shares issued upon exercise of options (ii) 1,630,000 Shares issued under the Share Plan (iii) 1,715,000 unlisted options granted under the Option Plan.

+ See chapter 19 for defined terms.

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3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(i) Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

(ii) Shares issued under the Share Plan will rank equally with current fully paid shares in the Company, other than that they may not be transferred or otherwise dealt with and will not be qhuoted on ASX until the later to occur of the following:

(a) the loan amount in respect of the relevant Share has been repaid; and
(b) in respect of:
   (i) one third of the Shares issued, 12 months after the date of issue of the Shares;
   (ii) another one third of the Shares issued, 24 months after the date of issue of the Shares; and
   (iii) The remaining on third of the Shares issued, 36 months after the date of the issue of the Shares.

(iii) Options granted under the Option Plan are exercisable at £2.50 on or before (five years from the date of their grant) in three tranches:

(a) One third of the Options are exercisable 12 months after the date of their grant;
(b) One third of the Options are exercisable 24 months after the date of their grant; and
(c) One third of the Options are exercisable 36 months after the date of their grant.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(i) Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends. (ii) Shares issued under the Share Plan rank equally with the existing ordinary shares in all respects from the allotment date, including in respect of future dividends, other than as set out in Item 3 above. (iii) Options granted under the Option Plan will not participate in dividends or interest until shares are issued upon exercise of the options.
5	Issue price or consideration	(i) The Shares issued upon exercise of options were issued at the exercise price of $0.5575 per Share (ii) The Shares issued under the Share Plan were issued at £2.50 per Share. (iii) The Options granted under the Option Plan were granted for no consideration.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(i) Being the exercise of unlisted options. (ii) Issued pursuant to the Aquarius Platinum Share Plan. (iii) Issued pursuant to the Aquarius Platinum Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(i) 30 October 2001 (ii) 3 December 2001 (iii) 3 December 2001

+ See chapter 19 for defined terms.

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		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	71,011,234	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	100,000 50,000 1,715,000 1,630,000	unlisted options expiring 18/11/02 unlisted options expiring 20/01/04 unlisted options expiring 26/10/11 unlisted shares issued under the Share Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the directors do not anticipate declaring a dividend in the foreseeable future, this matter is reviewed on an ongoing basis.

Part 2 - Bonus issue or pro rata issue

Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

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Not applicable

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 10/12/01
(~~Director~~/Company secretary)

Print name: ....WILLI BOEHM..

+ See chapter 19 for defined terms.

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CONFIRMATION OF
FACSIMILE SENT......



AQUARIUS
PLATINUM (AUSTRALIA) LIMITED


Australian Stock Exchange
AQP000084

FACSIMILE TRANSMISSION

Date:	5 December 2001	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	3	(Including this cover page)
Re:	**Annual General Meeting of Shareholders - Results**	

Dear Sir/Madam

Please find attached an Announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
Aquarius Platinum (Australia) Limited

Willi Boehm
Company Secretary

A.B.N 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O. BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com


AQUARIUS

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5 December 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

02 FEB -1 AM 8:11

Dear Sir

ANNUAL GENERAL MEETING OF SHAREHOLDERS

We advise the following ordinary resolutions placed before shareholders on 3 December 2001 were approved as follows:

1. ORDINARY RESOLUTION: RE-ELECTION OF MR STUART MURRAY

"That Mr Stuart Murray, who was appointed a director of the Company to fill a casual vacancy on 21 May 2001, retires in accordance with bye-law 91 and being eligible, offers himself for re-election, be re-elected as a director."

In Favour: 31,924,314 Against: Nil Abstain: 20,860

2. ORDINARY RESOLUTION: RE-ELECTION OF MR JAMES HAMILTON SLADE

"That Mr James Hamilton Slade who retires in accordance with bye-law 87 and being eligible, offers himself for re-election, be re-elected as a director."

In Favour: 31,924,314 Against: Nil Abstain: 20,860

3. ORDINARY RESOLUTION: RE-ELECTION OF MR NICHOLAS THEOBALD SIBLEY

"That Mr Nicholas Theobald Sibley who retires in accordance with bye-law 87 and being eligible, offers himself for re-election, be re-elected as a director."

In Favour: 31,924,314 Against: Nil Abstain: 20,860

4. ORDINARY RESOLUTION: AQUARIUS PLATINUM LIMITED SHARE PLAN AND OPTION PLAN

"That for the purpose of Listing Rule 7.2, exception 9(b) and for all other purposes, the directors of the Company are authorised to implement and maintain a share plan to be called "The Aquarius Platinum Limited Share Plan" and to issue shares under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Share Plan (the terms of which are summarised in the Explanatory Memorandum), and to implement and maintain an option plan to be called "The Aquarius Platinum Limited Option Plan" and to grant options and issue shares upon exercise of those options under that plan from time to time upon the terms and conditions specified in the Rules of the Aquarius Platinum Limited Option Plan (the terms of which are summarised in the Explanatory Memorandum), as exceptions to Listing Rule 7.1."

In Favour: 25,918,113 Against: 1,266,062 Abstain: 4,760,999

(incorporated in Bermuda - Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
P.O. BOX HM666, HAMILTON HMCX BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

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5. ORDINARY RESOLUTION: GRANT OF OPTIONS TO MR STUART MURRAY

"That, for the purpose of Listing Rule 10.14 and for all other purposes, the Company approves and authorises the grant of up to 625,000 Options pursuant to and in accordance with the Aquarius Platinum Limited Option Plan to Mr Stuart Murray (or his permitted nominee) provided that, in accordance with Listing Rule 10.14, the Options to be granted under the Option Plan are granted by no later than the next annual general meeting."

In Favour: 23,384,261 Against: 3,799,914 Abstain: 4,760,999

6. ORDINARY RESOLUTION: ISSUE OF SHARES TO MR EDWARD NEALON

"That, for the purpose of Listing Rule 10.14 and for all other purposes, the Company approves and authorises the issue of up to 750,000 Shares pursuant to and in accordance with the Aquarius Platinum Limited Share Plan to Mr Edward Nealon (or his permitted nominee) provided that, in accordance with Listing Rule 10.14, the Shares to be issued under the Share Plan are allotted and issued by no later than the next annual general meeting."

In Favour: 23,383,066 Against: 3,799,979 Abstain: 4,762,129

7. ORDINARY RESOLUTION: ADOPTION OF NEW BYE-LAWS

"That, in accordance with Bye-Law 156 of the Company's bye-laws and for all other purposes, the Company's existing bye-laws be replaced in whole by the bye-laws tabled at this meeting and initialled by the Chairman for the purposes of identification".

In Favour: 31,924,094 Against: 2,620 Abstain: 18,460

Yours faithfully
Aquarius Platinum Limited



WILLI BOEHM
Company Secretary